MOSQUITO CONSOLIDATED GOLD MINES LTD.
MSQ- TSX- VENTURE

Tel: 604-689-7902	MSQ@ TELUS.NET	FAX: 604-689-7816

April 17, 2007

Mosquito Stakes Copper-Silver-Indium Property near Mina. Nevada

The Board of Directors of Mosquito Consolidated Gold Mines Ltd. wish to report that 40 claims have been staked to cover a mineralized area located approx. 4 miles north of the Pine tree project in Nevada known as "Copper Chief”. The area was staked after a grab sample from an existing trench along the contact of a quartz diorite intrusion assayed 12.02% copper, 356 gms silver/T, 7.93 gms indium /T and 0.78% Zinc. The presence of indium within the area was not recognized previously. The close proximity to Pine tree is very significant and further work is ongoing to determine the relationship between the two mineralized areas.

The Copper Chief area consists of a series of 1 to 10 meter wide, east to north east trending zones of copper bearing skarn along the contacts of a series of quartz diorite dykes, where they cut a thick (up to 2000 feet) sequence of limestone, dolomite and fine sandstones. Previous work, consisting of mapping, surface sampling and diamond drilling, concentrated only in the area of the surface exposures which include several trenches and adits. Examination of the area by Mosquito personnel indicates that the exposed mineralization appears similar to mineralization found on the periphery of the Pine tree and other deposits in the region.

The varied compositions of the quartz diorite dykes show the potential for a larger, differentiating quartz diorite intrusion close to the current mineralization, surface iron rich alteration located away from the historic work also confirm this potential. The target for exploration is a large copper, silver, indium bearing skarn in the immediate vicinity of the main quartz diorite intrusion. Mosquito plans to undertake detailed mapping and sampling of the staked area and then use the company owned air rotary/reverse circulation drill to prospect beneath the extensive alteration zones.

On the Pine Tree Deposit, extreme weather conditions have slowed drill production. Drill-hole 11 was abandoned due to driller error. Drill-hole 11 A was collared 10 feet away and is currently drilling at 800 feet. Drill-hole llA intersected the top of the molybdenum bearing mineralized zone at 177 meters (582 feet). Target depth is 518 meters (1700 feet).
Mosquito has purchased a new air rotary/reverse circulation drill and is being used to pre-drill the top 152 meters (500 feet) (generally barren) of each of the diamond drill holes. The top 152 meters of all drill-holes to date have encountered extremely difficult diamond drill conditions. Diamond drilling is substantially better (2 to 3 times) below 152 meters. Diamond drilling to date shows that over a month can be spent drilling the upper
152 meters, due to broken and oxidized zone. This is common in Nevada which is known for its difficult and high cost drill conditions. Pre-drilling collars using air rotary has resulted in significant savings in overall drill costs.

The air rotary drill has already completed two pre-drill holes (diamond drill holes # 13 and # 14) to 152 meters (500 feet) and has drilled a twin hole beside Hole PT06-6 to determine if the air rotary system can be used for infill drilling between the diamond drill holes. The rig is now continue to pre-drill the upper part of the 25 proposed diamond drill holes for this years program., this drilling should be completed in 4 to 6 weeks. Once the diamond and air rotary drilling is completed, Mosquito intends to use the data to produce a 43-101 compliant resource for the property.

Of significance, a grab sample of a 1.5 meter wide east west trending shear zone on the east side of the property assayed 4.2 gms gold IT; 356 gms silver IT; 1.21 gms Indium IT and 5.92% lead. This is similar to a grab sample taken across the 1.6 meter wide, north trending Bettles shear that assayed 4.67 gms gold/T; 492 gms silver/T, 0.23 gms indium /T and 3.92% lead. The two areas are approximately 1,000 meters apart. Although only grab samples, these confirm the potential for gold bearing quartz veins increasing to the east. It should be noted that these types of precious-base metals veins commonly occur around the periphery of porphyry type deposits and can contribute to the overall economics of the deposit. Mosquito intends to further investigate the potential of these veins during this summer's exploration program.

Mr. Shaun M. Dykes, M.Sc. (Eng), P.Geo. Director of Mosquito is the designated qualified person for the Mosquito's Projects, and prepared the technical information contained in this news release.

ON BEHALF OF THE BOARD Mosquito Consolidated Gold Mines Ltd.

Brian McClay,
President

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